Att 3-24-2004

c 3-23

04017588

SE[illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST GRAHAM SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 ELM STREET SUITE 301
(No. and Street)

GRAHAM (City) TEXAS (State) 76450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID YORK 940-549-1010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RHODES OSIEK & COMPANY L.L.P.
(Name – *if individual, state last, first, middle name*)

2170 W. INTERSTATE 20 (Address) ARLINGTON (City) TEXAS (State) 76017 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH. D.C. 188 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DAVID YORK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST GRAHAM SECURITIES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CINDY A. THOMAS
NOTARY PUBLIC
STATE OF TEXAS
My Commission Expires 10-06-2006

Cindy A. Thomas
Notary Public

David York
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST GRAHAM SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of

First Graham Securities, Inc.:

We have audited the accompanying statement of financial condition of First Graham Securities, Inc. as of December 31, 2003, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Graham Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Rhodes Osiek & Company

February 4, 2004

Texas 76017 • 817-274-1700 • FAX 817-261-9110

FIRST GRAHAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003 (NOTE 1)

ASSETS

CURRENT ASSETS:	
Cash	$ 18,448
Clearing deposits	20,585
Receivable from dealers	13,953
Receivable other	1,356
Investments (Note 3)	1,650
Prepaid Expenses	716
Total current assets	56,708
NOTE RECEIVABLE (Note 2)	15,096
PROPERTY AND EQUIPMENT, AT COST, net of depreciation (Note 4)	14,158
Total Assets	$ 85,962

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 8,796
Total current liabilities	8,796
COMMITMENTS AND CONTINGENCIES (Note 10 and 11)	
STOCKHOLDERS' EQUITY (Notes 7, 8 and 9)	
Common stock, par value $.01 per share, 1,000,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	205,787
Retained earnings (deficit)	(129,621)
Total stockholders' equity	77,166
Total Liabilities And Stockholders' Equity	$ 85,962

The accompanying notes are an integral part of these financial statements

FIRST GRAHAM SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003 (NOTE 1)

REVENUES:	
Commissions income	$ 216,964
Interest income	2,051
Gain (loss) on sale of assets	34
Other income (loss)	20,702
Total revenue	239,751
EXPENSES:	
Commissions expense	100,685
Salaries and benefits	69,518
Lease expense	10,683
Legal and Professional	11,425
Quote service	6,223
Regulatory fees	1,862
General and administrative	23,893
Total expenses	224,289
NET INCOME (LOSS)	$ 15,462

The accompanying notes are an integral part
of these financial statements

FIRST GRAHAM SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount		
BALANCE, December 31, 2002	100,000	$1,000	$ 205,787	$ (125,083)
Stockholder distribution	-	-	-	(20,000)
Net income	-	-	-	15,462
BALANCE, December 31, 2003	100,000	$1,000	$ 205,787	$ (129,621)

The accompanying notes are an integral part of these financial statements

FIRST GRAHAM SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2003

Liabilities subordinated to claims of general creditors as of December 31, 2002	$ 0
Liabilities paid off during the year	0
Liabilities subordinated to claims of general creditors as of December 31, 2003	$ 0

The accompanying notes are an integral part
of these financial statements

FIRST GRAHAM SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ 15,462
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation expense	5,352
(Increase) in receivable from dealer	(4,536)
(Increase) in other receivables	(1,033)
Increase in accounts payable and accrued liabilities	4,497
NET CASH (UTILIZED) FROM OPERATING ACTIVITIES	19,742
CASH FLOWS FROM INVESTING ACTIVITIES:	
Payment of stockholder distribution	(20,000)
Reduction in note receivable	4,796
Sale of investments	247
Reduction in equipment	198
NET CASH (UTILIZED) FROM INVESTING ACTIVITIES	(14,759)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Reduction in loan from shareholder	(8,046)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,063)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	42,096
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 39,033

The accompanying notes are an integral part of these financial statements

FIRST GRAHAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

First Graham Securities, Inc. (the Company) was formed October 8, 1997 and became effective as a broker dealer in securities registered with the Securities and Exchange Commission (SEC) on December 2, 1998. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that a correspondent broker-dealer would handle all of the funds and securities belonging to the Company's customers. The current owner purchased the company on April 10, 1999.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivable from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes based on the following useful lives.

Assets	Estimated Useful Lives
Machinery and Equipment	5-10 years
Furniture and Fixtures	5-10 years
Computer Equipment	5 years

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs-

The advertising costs are expensed as incurred.

Compensated absences-

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Investments-

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss. Unrealized gain or loss on marketable securities has been included in other income in the statement of income.

(2) NOTE RECEIVABLE:

The Company sold future income rights to a former employee in exchange for a note receivable in the amount of $20,000. The note receivable accrues interest monthly at a rate of 10% per annum and matures on May 11, 2009. The principal and interest payments on the note are based on annual service fee commissions from all existing and future client accounts established by the former employee.

(3) INVESTMENTS:

The Company owned equity securities at December 31, 2003 as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Trade securities				
Equity securities	$ 1,650	$ 0	$ 0	$ 1,650
	$ 1,650	$ 0	$ 0	$ 1,650

FIRST GRAHAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003
(CONTINUED)

(4) PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

Machinery and Equipment	$ 6,078
Furniture and Fixtures	11,205
Computer Equipment	14,144
	31,427
Less accumulated depreciation	(17,269)
	$ 14,158

Depreciation expense for the year ended December 31, 2003, was $5,352.

(5) FEDERAL INCOME TAXES:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective share of net income.

(6) NET CAPITAL REQUIREMENTS:

The Company is subjected to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. This rule requires a minimum net capital of not less than $5,000. At December 31, 2003, the Company has net capital of $60,642, which is in excess of its required net capital.

(7) FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2003, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	$ 18,448	$ 18,448	$ 0
Clearing deposits	20,585	0	20,585
Receivable from dealer	13,953	34,538	(20,585)
Receivable from non-customers	16,452	16,452	0
Investments	1,650	1,650	0
Prepaid expenses	716	0	716
Property and equipment, net	14,158	14,158	0
Other assets	0	716	(716)
Accounts payable and accrued liabilities	8,796	8,797	(1)
Stockholder's equity	77,166	77,165	1
			$ 0

(8) COMMITMENTS AND CONTINGENCIES:

The Company leases its office space under an operating lease. The initial term of the lease has expired. The Company currently leases on a month to month basis. Rent expense for the year ended December 31, 2003 was $ 7,650.

(9) OPERATING LEASES:

The Company has operating leases for certain office equipment. Related rentals are charged to expense as incurred. The operating leases expired in October 2003. Rent expense for equipment for the year ended December 31, 2003 as $3,033.

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Supplementary Information Required by SEC Rule 17A-5

We have audited the financial statements of First Graham Securities, Inc. for the year ended December 31, 2003, and have issued our report thereon dated February 4, 2004. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

Rhodes Osiek & Company

February 4, 2004

FIRST GRAHAM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 77,166
DEDUCTIONS	(16,524)
NET CAPITAL BEFORE HAIRCUTS	60,642
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(0)
NET CAPITAL	$ 60,642

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 8,796
TOTAL AGGREGATE INDEBTEDNESS	$ 8,796

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 586
or	
Minimum Dollar Net Capital	5,000
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	.15 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of December 31, 2003)

Net Capital as Reported in Company's Part II Focus Report	$ 60,641
Adjustments	1
Net Capital Per Above	$ 60,642

FIRST GRAHAM SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT
OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
WITH RECONCILIATION WITH CORRESPONDING PART II OF
FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS)
AS OF DECEMBER 31, 2003

SCHEDULE II

First Graham Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1-(a)(1). First Graham Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

First Graham Securities, Inc. has not had any transactions during the year ending December 31, 2003, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

FIRST GRAHAM SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

SCHEDULE III

First Graham Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1(a)(1). First Graham Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

First Graham Securities, Inc. has not had any transactions during the year ending December 31, 2003, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of

First Graham Securities, Inc.:

We have audited the financial statements of First Graham Securities, Inc. for the year ended December 31, 2003, and have issued our report thereon dated February 4, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of First Graham Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's current practices and procedures were adequate at December 31, 2003, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Rhodes Osiek & Company

February 4, 2004